07028377

Orbis
Grupa Hotelowa

Warsaw, 2007-11-09.

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 21 2007
WASH. D.C.
186

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No. 28/2007.
Best regards

PROCESSED
DEC 04 2007
THOMSON
FINANCIAL

Krzysztof Gerula

Vice-President

11/30

Current report no. 28/2007

Orbis S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby discloses the content of draft resolutions which are to be discussed at the Extraordinary General Meeting of Orbis S.A. Shareholders, convened to be held on November 20, 2007:

Draft resolution regarding item 5 of the agenda:

Resolution no. ....
concerning amendment of § 13, § 20, § 29, and § 31 of the Company's Statutes.

Acting by virtue of § 29 section 1 point 5 and point 3 of Orbis S.A. Statutes, the General Meeting of Orbis S.A. Shareholders hereby decides as follows:

§ 1

1. The Company's Statutes shall be amended as follows:

1.1/ § 13 section 11 points 1 and 2 which so far had the following wording:

"11. The following actions of the Management Board shall require a prior consent of the Supervisory Board:

1) acquisition of a real property, title to perpetual usufruct or share in a real property having a transaction value in excess of PLN 6,000,000 (say: six million zlotys),
2) executing a transaction other than that referred to in point 1 above, including transactions involving sale, acquisition, credit facility and guaranty of a value in excess of PLN 30,000,000 (say: thirty million zlotys),"

shall now be replaced with the following new wording:

"11. The following actions of the Management Board shall require a prior consent of the Supervisory Board:

1) acquisition or sale of real property, title to perpetual usufruct or share in a real property of a net value in excess of PLN 50 million, as well as executing another transaction including sale, acquisition, credit facility and guaranty of a net value in excess of PLN 50 million; in case of transactions with a net value exceeding the amount of PLN 30 million, the material terms and conditions of the transaction must be presented to the Supervisory Board after the said transaction is executed,";

1.2/ § 13 section 11 point 6 which so far had the following wording:

"6. approval of plans and the Company's development strategies prepared by the Management Board as well as its annual budgets, including annual capital expenditure and investment plans,"

shall now be replaced with the following new wording:

"6. approval of plans and the Company's development strategies prepared by the Management Board as well as its annual budgets, including annual capital expenditure and investment plans,"; *

1.3/ § 20 section 2 point 10 which so far had the following wording:

"10. approval of the Company's development plans and strategies prepared by the Management Board as well as its annual budget (including annual plans of hotel modernization and renovation plans),"

shall now be replaced with the following new wording:

"10. approval of the Company's development plans and strategies prepared by the Management Board as well as its annual budgets (including annual plans of hotel modernization),";

1.4/ § 29 section 2 which so far had the following wording:

"2. Acquisition or transfer of real property, title to perpetual usufruct or share in a real property shall not require a resolution of the General Meeting of Shareholders, except for transfer of such assets where the transaction value exceeds PLN 30,000,000 (say: thirty million zlotys),"

shall now be replaced with the following new wording:

"2. Acquisition or transfer of real property, title to perpetual usufruct or share in a real property shall not require a resolution of the General Meeting of Shareholders, except for transfer of such assets where the net transaction value exceeds PLN 200,000,000 (say: two hundred million zlotys),";

1.5/ § 31 which so far had the following wording:

"The organization of the Company shall be outlined in its organizational By-Laws laid down by the Company's Management Board."

shall now be replaced with the following new wording:

"1. The organization of the Company shall be outlined in its organizational By-Laws laid down by the Company's Management Board.

2. The Company shall be an employer as defined in the Polish Labor Code. A Company's branch may be awarded the status of an employer by virtue of a resolution of the Company's Management Board.

3. Actions falling under the limits of the labor law shall be performed by persons delegated by the Management Board, subject to the provisions of § 15.".

2. The consolidated text of Orbis S.A. Statutes, originally adopted by virtue of the Notary's Deed concerning transformation of a state-owned enterprise „Orbis" into a joint-stock company (Notary's Deed no Rep. A 1882/1990 drawn on December 17, 1990, by Paweł Błaszczak, a

* *[__Translator's note__: the Polish text was amended by deleting the English word "CAPEX" which was placed at the end of this paragraph in the Polish text in order to more precisely define the notion of capital expenditure in the Polish language; therefore, this amendment does not affect the English text.]*

Notary of the Notary's Office no 18 in Warsaw, located at 29 Długa street, incorporating amendments approved by the General Meeting of Shareholders and contained in:

a) Notary's Deed No Rep. 2152/91 dated April 17, 1991;
b) Notary's Deed No Rep. 2842/91 dated May 8, 1991;
c) Notary's Deed No Rep. 6947/93 dated July 14, 1993;
d) Notary's Deed No Rep. 9366/93 dated September 22, 1993;
e) Notary's Deed No Rep. 14498/93 dated December 28, 1993;
f) Notary's Deed No Rep. 11642/94 dated June 7, 1994;
g) Notary's Deed No Rep. 7536/95 dated May 31, 1995;
h) Notary's Deed No Rep. 12197/97 dated June 27, 1997;
i) Notary's Deed No Rep. 14833/97 dated August 11, 1997;
j) Notary's Deed No Rep. 16306/97 dated September 4, 1997;
k) Notary's Deed No Rep. 2582/98 dated April 14, 1998;
l) Notary's Deed No Rep. 5850/98 dated July 30, 1998;
ł) Notary's Deed No Rep. 6936/2000 dated November 4, 2000,
m) Notary's Deed No Rep. 612/2005 dated February 10, 2005,

as well as amendments specified in § 1 section 1 of this Resolution,

is hereby adopted in the wording as follows hereinbelow:

STATUTES

I. GENERAL PROVISIONS

§ 1

The business name of the Company shall be: "ORBIS" Spółka Akcyjna. The Company may use the abbreviated business name "Orbis" S.A. and its equivalent in foreign languages.

§ 2

The corporate seat of the Company shall be located in the Capital City of Warsaw.

§ 3

1. The founder of the Company was the State Treasury.
2. The Company was established as a result of transformation of a state-owned enterprise named Państwowe Przedsiębiorstwo "ORBIS".

§ 4

1. The Company shall operate on the basis of the Polish Companies and Partnerships' Code as well as other applicable provisions of the law.
2. The legal regulations referred to in section 1 above shall apply to matters not regulated herein.

§ 5

The Company shall operate within the territory of the Republic of Poland and abroad.

II. THE COMPANY'S CORE BUSINESS

§ 6

The Company's core business shall consist in:

1) organization and servicing of domestic and international tourism (63.30.A),
2) coordination, organization and servicing of congresses, conventions, symposia, conferences, exhibitions and other special events along with additional services (74.84.A),
3) provision of hotel lodging and catering services and provision of ancillary services (55.11.Z),
4) agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel as well as organization of transportation by all means of transport (63.30.C),
5) provision of transport services, including lease of transport vehicles, and organization of transportation by own transport vehicles (60.23.Z),
6) provision of transport vehicle repair services (50.20.A),
7) operating cashier outlets offering sale and purchase of foreign tender (67.13.Z),
8) advertising and publishing activities, both in Poland and abroad (74.40.Z),
9) foreign trade operations, in particular in the areas related to the Company's core business (51.70.B),
10) sale of domestic and foreign products and goods (52.63.Z),
11) provision of services and conducting business operations in the area of training, investment and information technology (80.42.Z),
12) provision of banking services within the limits of a license (65.22.Z),
13) organization and running of gambling games and lotteries (92.71.Z),
14) provision of insurance services within the limits of licenses and authorizations (67.20.Z),
15) provision of customs agency services within the limits of a license (63.40.C),
16) lease of non-residential premises (70.20.Z),
17) management of foreign hotels within the framework of hotel management systems operated by the Company (70.32.B).

III. THE COMPANY'S SHARE CAPITAL

§ 7

(deleted)

§ 8

The share capital of the Company amounts to PLN 92,154,016 (say: ninety two million one hundred fifty four thousand and sixteen zlotys) and is divided into 46,077,008 (say: forty six million seventy seven hundred and eight) shares having a nominal value of PLN 2.00 (say: two zlotys) each.

§ 9

1. The Company's shares shall be either registered or made to the bearer. The bearer shares shall not be convertible into registered shares.
2. The first issue shall consist of 37,500,000 common bearer shares of „A" series numbered from 1 to 37,500,000.
3. The second issue shall consist of 8,523,625 common bearer shares of „B" series numbered from 1 to 8,523,625.
4. The third issue shall consist of 53,383 common bearer shares of „C" series numbered from 1 to 53,383.

§ 10

The Company's shares may be redeemed upon shareholder's consent by way of their acquisition by the Company (voluntary redemption).

IV. THE COMPANY'S GOVERNING BODIES

§ 11

The Company's governing bodies are:
1. The Management Board of the Company,
2. The Supervisory Board,
3. The General Meeting of Shareholders.

A. THE MANAGEMENT BOARD

§ 12

1. The Management Board of the Company shall be composed of 3 to 7 members. The joint tenure of Management Board members shall be three years.
2. The Supervisory Board shall appoint and recall the President of the Management Board and, having sought the opinion of the President, the remaining members of the Management Board.
3. The President, any member of the Management Board as well as the entire Management Board may be recalled by the Supervisory Board prior to the expiry of the tenure.

§ 13

1. The Management Board shall manage the affairs of the Company headed by the President of the Management Board and shall represent the Company.
2. Each member of the Management Board shall have the right and the duty to manage the affairs of the Company. Matters that do not exceed the scope of ordinary management of the Company may be dealt with by any member of the Management Board without a prior resolution of the Management Board.
3. Each member of the Management Board may object to a certain matter being dealt with by another member of the Management Board or to the manner of dealing with such a matter and may demand that a meeting of the Management Board devoted to this issue be called. Each member of the Management Board shall inform the remaining members of the Management Board about each and every matter dealt with by such member, if its value exceeds PLN 500,000.
4. Matters exceeding the scope of ordinary management of the Company and matters objected to by any member of the Management Board shall require passing a resolution at a Management Board meeting.
5. The ordinary management of the Company shall involve managing the overall affairs of the Company as well as such legal and factual actions undertaken by the Management Board that should be carried out under regular circumstances in order to properly discharge the Company's duties.
6. All matters related to managing the affairs of the Company which have not been reserved for the General Meeting of Shareholders or the Supervisory Board by virtue of the law or these Statutes shall fall within the scope of tasks of the Company's Management Board.
7. The detailed procedures of the Management Board's operations shall be laid down in the By-Laws of the Management Board. The said By-Laws shall be adopted by the Management Board and approved by the Supervisory Board.

8. The President of the Management Board shall be the Chief Executive Officer of the Company Orbis S.A. and shall perform the task of a general supervision over the Company's activities. The President of the Management Board shall co-ordinate the implementation of tasks assigned to the remaining members of the Management Board and resolve all disputable matters related to the Company's activities, which have not been reserved for a collegiate decision of the Management Board, the Supervisory Board or the General Meeting of Shareholders.

9. Each member of the Management Board shall inform the Chief Executive Officer of the Company Orbis S.A. about his activities as regards the scope of matters assigned to such a Management Board member, activities of units subordinate to such a member and about the member's intentions as regards the above-mentioned activities. Chief Executive Officer of the Company Orbis S.A. shall have the right to intervene in each and every matter of the Company.

10. In the case of an equal division of votes for and against adopting a resolution of the Management Board, the President of the Management Board shall have a casting vote.

11. The following actions of the Management Board shall require a prior consent of the Supervisory Board:

    1) acquisition or sale of real property, title to perpetual usufruct or share in a real property of a net value in excess of PLN 50 million, as well as executing another transaction including sale, acquisition, credit facility and guaranty of a net value in excess of PLN 50 million; in case of transactions with a net value exceeding the amount of PLN 30 million, the material terms and conditions of the transaction must be presented to the Supervisory Board after the said transaction is executed,
    2) (deleted)
    3) transfer by the Company of shares or interest in the Company's subsidiaries, irrespective of the value of such shares or interest, transfer by the Company of shares or interest in other companies, where the transaction value exceeds PLN 30,000,000 (say: thirty million zlotys) as well as granting consent for the acquisition or transfer by a Company's subsidiary of shares or interest in other companies, where the transaction value exceeds PLN 30,000,000 (say: thirty million zlotys),
    4) concluding an agreement with a chartered auditor,
    5) all actions affecting the Company's share capital, including issue of shares, options, as well as issue of debt instruments, including, but not limited to, bonds and convertible bonds as well as redemption of shares,
    6) approval of plans and the Company's development strategies prepared by the Management Board as well as its annual budgets, including annual capital expenditure and investment plans,
    7) preparation and launching schemes relating to employee participation in the Company's profits, including plans relating to issue of options for the Company's shares as well as material amendments to collective employment agreements binding in the Company as well as major changes in social policy pursued by the Company,
    8) proposals pertaining to distribution of the dividend.

12. Resolutions of the Management Board shall be adopted by a simple majority of votes cast in the presence of at least half of the Management Board members (in the case of odd number of Management Board members, the number shall be rounded down to a whole number plus one member of the Management Board), whilst the abstaining votes shall not be taken into account for the purpose of calculating the majority.

13. Meetings of the Management Board shall be held at least once a month. Meetings of the Management Board shall be convened by the President of the Management Board upon his own initiative or upon request of three members of the Management Board. Meetings of the Management Board may be also convened upon initiative of the Supervisory Board or its Chairman. Notices concerning meetings of the Management Board should be delivered to all the members of the Management Board at least 1 day before the date of the meting, unless all members of the Board agree to forego such a requirement or when the meeting is called for

urgent and important reasons. Meetings of the Management Board shall be chaired by the President of the Management Board.

14. Subject to the applicable provisions of the law, the Management Board may:
    1) hold meetings and adopt resolutions (pursuant to section 12 above) by way of means of direct communication over distance, provided that each member of the Management Board is able to take the floor during the discussion,
    2) adopt resolutions without formally holding the meeting, pursuant to section 12 above, provided that all the members of the Management Board express their position as regards the proposed wording of the resolution in writing or by means of direct communication over distance (vote: in favor, against or abstain from voting).

§ 14

The President acting jointly with a member of the Management Board, two members of the Management Board acting jointly or a member of the Management Board acting jointly with a holder of the power of attorney to represent the Company may make declarations of intent or sign on behalf of the Company.

§ 15

A representative of the Supervisory Board delegated from amongst its members shall execute contracts of employment, management contracts or other contracts of a similar nature with members of the Company's Management Board. Other actions related to such a contract with a member of the Management Board shall be carried out according to the same procedure.

B. THE SUPERVISORY BOARD

§ 16

1. The Supervisory Board shall be composed of 10 members. The joint tenure of Supervisory Board members shall be three years.

1a. The Supervisory Board may act if it is composed of not fewer than 8 members; however, in such circumstances the Chairman of the Supervisory Board or one of the Supervisory Board members shall request the Company's Management Board to forthwith convene an Extraordinary General Meeting of Shareholders in order to fill the vacancy in the Board.

1b. If during the Supervisory Board tenure the number of the Board's members falls below 8 members, is shall be deemed that the Supervisory Board becomes incapable of performing its function and in such case the Chairman of the Supervisory Board or one of the Supervisory Board members shall request the Company's Management Board to forthwith convene an Extraordinary General Meeting of Shareholders in order to fill the vacancy in the Board.

2. With the exception of the three members elected by the Company's employees, members of the Supervisory Board shall be elected by the General Meeting of Shareholders.

3. Members of the Supervisory Board to be appointed by the employees shall be elected in direct, secret and universal elections. The results of the elections are binding upon the General Meeting of Shareholders.

4. A person who is not a member of the Supervisory Board may participate in the meetings of the Supervisory Board upon invitation of the Board's Chairman with an advisory voice.

5. The Company's employees may recall a Supervisory Board member elected by them prior to the lapse of his tenure. A motion to recall a Supervisory Board member shall be signed by one-fifth of all eligible employees.

§ 17

1. The Supervisory Board shall elect the Chairman and the Vice-Chairman of the Supervisory Board from amongst its members as well as the Secretary, if required.
2. The Chairman of the Supervisory Board shall convene meetings of the Board and shall preside over these meetings. The first meeting of the newly elected Supervisory Board shall be convened, opened and presided over by the former Chairman of the Supervisory Board or one of the members of the newly elected Supervisory Board, who shall preside over such meeting until a Chairman is elected.
3. The Supervisory Board may recall the Chairman, the Vice-Chairman and the Secretary of the Board.

§ 18

1. The Supervisory Board shall hold meetings at least once a quarter.
2. Meetings of the Supervisory Board shall be convened by the Chairman of the Board upon his own initiative or by the Vice-Chairman in the case of a permanent obstacle on the part of the Chairman. The Chairman of the Supervisory Board shall convene a meeting of the Supervisory Board also upon a written request of the Management Board or a member of the Supervisory Board within two weeks from the date of receipt of such a request.

§ 19

1. In order to ensure the validity of resolutions passed by the Supervisory Board, all the Board members must be invited to its meeting, at least 7 days prior to the meeting, by registered mail, e-mail message, facsimile message or personally (in the latter case –receipt of the invitation must be acknowledged), unless all the members of the Supervisory Board agree to reduce the said 7-day period. This condition need not be complied with, if all the members of the Supervisory Board are present at the meeting and agree to pass resolutions. The notice concerning convening the meeting should specify its agenda.

1a. In cases of particular importance, the 7-day period referred to in section 1 hereinabove may be reduced by the Chairman of the Supervisory Board to 3 days.

2. Resolutions of the Supervisory Board shall be adopted by a simple majority of votes cast in the presence of at least half of the Supervisory Board members. In case of an equal division of votes for and against adopting a resolution, the Chairman of the Supervisory Board shall have a casting vote. The abstaining votes shall not be taken into account for the purpose of calculating the majority.
3. Subject to the applicable provisions of the law, the Supervisory Board may:
    1) hold meetings and adopt resolutions (pursuant to section 2 above) by way of means of direct communication over distance, provided that each member of the Supervisory Board is able to take the floor in the discussion,
    2) adopt resolutions without formally holding the meeting, pursuant to section 2 above, provided that all the members of the Supervisory Board express their position as regards the proposed wording of the resolution in writing or by means of direct communication over distance (vote: in favor, against or abstain from voting).
4. Members of the Supervisory Board may take part in adopting resolutions of the Supervisory Board by casting their vote in writing via a stand-in member of the Supervisory Board. Casting a vote in writing may not concern matters placed on the agenda during the Supervisory Board's meeting. A member of the Supervisory Board may not stand in to pass on the vote of more than one member of the Supervisory Board.
5. The Supervisory Board shall adopt its By-Laws defining the Board's organization and detailed procedures of its operations.

§ 20

1. The Supervisory Board shall exercise constant supervision over the Company's operations.

2. Apart from matters reserved for the Supervisory Board by virtue of these Statutes, the specific powers of the Supervisory Board shall include:

   1) evaluation of the Company's financial statements, including the balance sheet, the profit and loss account, the additional notes and the cash flow statement,
   2) evaluation of the Company's Management Board report and motions of the Management Board concerning distribution of profits or coverage of losses,
   3) filing a written report to the General Meeting outlining the results of activities referred to in points 1 and 2 above,
   4) suspending, for material reasons, the performance of duties by a member of the Management Board or the entire Management Board,
   5) delegating a member or members of the Supervisory Board to temporarily perform the duties of a Management Board member, if such a Management Board member or the entire Management Board has been suspended or in those cases when the Management Board is incapable of action for other reasons,
   6) approval of the By-Laws of the Company's Management Board,
   7) determining the consolidated text of the amended Company's Statutes as well as introducing other amendments of editorial nature as specified in a resolution of the General Meeting,
   8) selection of a chartered auditor to audit the Company's financial statements,
   9) examination and approval of the quarterly reports concerning the Company's operations,
   10) approval of the Company's development plans and strategies prepared by the Management Board as well as its annual budget (including annual plans of hotel modernization),
   11) approval of plans relating to employee participation in the Company's profits, including plans relating to issue of options for the Company's shares as well as proposed material amendments to the collective employment agreement binding in the Company as well as major changes in social policy pursued by the Company,
   12) giving opinions on motions put forward by the Management Board to the General Meeting as well as giving opinions and adopting resolutions on other matters brought forward by the Company's Management Board.

§ 21

1. Subject to stipulations of § 19 section 4 hereinabove, Members of the Supervisory Board shall fulfill their duties and exercise their rights in person.

2. The remuneration of Supervisory Board members shall be determined by the General Meeting of Shareholders.

3. The remuneration of Supervisory Board members delegated to temporarily perform the duties of Management Board members shall be determined by a resolution of the Supervisory Board.

C. THE GENERAL MEETING OF SHAREHOLDERS

§ 22

1. The General Meeting of Shareholders shall be convened as an Annual General Meeting or an Extraordinary General Meeting.

2. The Annual General Meeting of Shareholders shall be convened by the Management Board of the Company within six months following the end of each financial year.

3. The Extraordinary General Meeting of Shareholders shall be convened by the Management Board of the Company upon its own initiative or upon a written request of the Supervisory Board, members of the Supervisory Board elected by the employees or upon request of shareholders representing at least 1/10 of the Company's share capital.

4. An Extraordinary General Meeting of Shareholders requested by the Supervisory Board, by members of the Supervisory Board appointed by the Company's employees or by shareholders shall be convened within two weeks from the date of filing such a request.

5. The Supervisory Board shall convene the General Meeting of Shareholders in the following cases:
   1) if the Company's Management Board failed to convene an Annual General Meeting within the prescribed time limit,
   2) if the Management Board failed to convene the General Meeting within the time limit referred to in section 4 above despite receipt of a request referred to in section 3.

6. The powers specified in section 5 point 2 above shall also be vested in the members of the Supervisory Board elected by the Company's employees.

7. Members of the Supervisory Board elected by the Company's employees shall exercise their powers specified in section 3 and section 6 and in § 23 section 3 by way of a written motion signed by all such members.

§ 23

1. The General Meeting of Shareholders may adopt resolutions only on matters included in its agenda.

2. The agenda for the Meeting shall be determined by the Management Board of the Company.

3. The Supervisory Board, members of the Supervisory Board elected by the employees of the Company or shareholders representing at least 1/10 of the Company's share capital may demand that certain matters be placed on the agenda of the forthcoming General Meeting of Shareholders.

4. Should a request to that effect be filed after the first notice concerning the convening of the General Meeting has been already published, such demand shall be regarded as a request to convene an Extraordinary General Meeting of Shareholders.

§ 24

General Meetings of Shareholders are held in the Company's corporate seat.

§ 25

1. A General Meeting of Shareholders shall be valid if the number of shares represented thereat is equivalent to at least 25% of the Company's share capital.

2. Each share shall carry one vote at the General Meeting of Shareholders.

§ 26

1. Resolutions of the General Meeting of Shareholders shall be adopted by a simple majority of votes cast in favor of a resolution, unless these Statutes provide otherwise and unless absolutely binding provisions of the Polish Companies and Partnerships' Code require other majority.

2. A resolution shall be deemed adopted if the number of votes cast in favor of a resolution is greater than the number of votes cast against it. The abstaining votes shall not be taken into account.

3. Resolution concerning winding-up of the Company in circumstances referred to in Article 397 in conjunction with Article 415 § 2 of thė Polish Companies and Partnerships' Code shall be adopted by a majority of 3/4 of votes cast in favor of the resolution.

§ 27

1. Voting shall be open. Secret ballot may be ordered when voting during elections and voting on motions concerning recalling members of the Company's governing bodies or its liquidators, matters concerning their liability or personal matters. Moreover, secret ballot shall be ordered, should at least one shareholder present or represented at the General Meeting so demand.

2. Resolutions concerning altering the Company's core business shall at all times be adopted in open voting by roll-call.

§ 28

1. The General Meeting of Shareholders shall be opened by the Chairman of the Supervisory Board or a person nominated by the Chairman, whereupon the Chairman of the General Meeting shall be elected from amongst the persons entitled to vote.

2. The General Meeting of Shareholders shall adopt the By-Laws of the General Meeting specifying in detail its procedures.

§ 29

1. The powers of the General Meeting of Shareholders shall include:
   1) examination and approval of the Management Board's report on the Company's activities and financial statements for the past financial year,
   2) adopting a resolution concerning distribution of profits or coverage of losses,
   3) granting a vote of approval to members of the Company's governing bodies in respect of performance of their duties,
   4) alteration of the Company's core business,
   5) amending the Company's Statutes,
   6) increase or reduction of the share capital,
   7) merger, division or transformation of the Company,
   8) winding-up and liquidation of the Company,
   9) issue of bonds, either convertible or with a priority warrant,
   10) all decisions concerning claims for redress of damages inflicted by founding the Company, management or supervision over its affairs.

2. Acquisition or transfer of real property, title to perpetual usufruct or share in a real property shall not require a resolution of the General Meeting of Shareholders, except for transfer of such assets where the net transaction value exceeds PLN 200,000,000 (say: two hundred million zlotys).

3. Apart from matters enumerated in section 1, also the matters specified in the Polish Companies and Partnerships' Code require a resolution of the General Meeting of Shareholders.

4. Powers enumerated in section 1 points 2, 4, 5, 6, 7, and 9 shall be exercised by the General Meeting of Shareholders upon request of the Company's Management Board submitted along with a written opinion of the Supervisory Board. A request filed by the shareholders on these matters should also include an opinion of the Company's Management Board and the Supervisory Board.

§ 30

Subject to the applicable law, the Company's core business may be altered without any obligation on the part of the Company to repurchase its shares.

V. MANAGEMENT OVER THE COMPANY

§ 31

1. The organization of the Company shall be outlined in its organizational By-Laws laid down by the Company's Management Board.
2. The Company shall be an employer as defined in the Polish Labor Code. A Company's branch may be awarded the status of an employer by virtue of a resolution of the Company's Management Board.
3. Actions falling under the limits of the labor law shall be performed by persons delegated by the Management Board, subject to the provisions of § 15.

§ 32

1. The Company shall keep proper accounts in accordance with the applicable law.
2. The financial year of the Company shall be the calendar year.

§ 33

1. The Company shall set aside the following capitals and funds:
   1) share capital,
   2) supplementary capital,
   3) reserve capital,
   4) the Company's employee social benefits fund.
2. Acting by virtue of a resolution of the General Meeting of Shareholders, the Company may set aside and terminate other special funds at the beginning and throughout the duration of the financial year.

§ 34

Within three months after the end of the financial year, the Management Board of the Company shall prepare and submit to the Company's supervisory bodies the balance sheet prepared as at the last day of the year, the profit and loss account and a detailed written report concerning the Company's operations throughout the period in question.

§ 35

1. The Company's net profit may be allocated for purposes including, but not limited to:
   1) appropriations for supplementary capital,
   2) investments,
   3) appropriations for reserve capital set aside by the Company,
   4) payment of dividend to shareholders,
   5) other purposes specified in a resolution adopted by an appropriate governing body of the Company.
2. The manner of distributing the Company's net profits shall be specified in a resolution adopted by the General Meeting of Shareholders.
3. The date on which the right to participate in the dividend is acquired or date of dividend payment shall be laid down by the General Meeting of Shareholders and announced by the

Company's Management Board. Payment of dividend shall commence not later than within two months from the date of adopting a resolution concerning distribution of profit.

VI. MISCELLANEOUS PROVISIONS

§ 36

1. The Company's notices and announcements shall be published in the daily "*Monitor Sądowy i Gospodarczy*". The Company may also publish announcements in the "*Rzeczpospolita*" daily.
2. Each announcement of the Company shall also be displayed in the Company's corporate headquarters in a public place accessible to all employees.

§ 2

Amendments of the Statutes and the consolidated text of the statutes, referred to in § 1 hereof shall have legal effects upon their registration by the National Court Registry (Article 430 Polish Companies and Partnerships' Code).

Draft resolution regarding item 6 of the agenda:

Resolution no. ....
concerning sale of real properties comprising land located in Szczecin at 18 Jana Matejki street, i.e. the title to perpetual usufruct of plots of land and the ownership title to the building of the „Neptun" hotel.

Acting by virtue of Article 393 point 4 of the Commercial Companies and Partnerships' Code and § 29 section 2 of Orbis S.A. Statutes, it is hereby resolved as follows:

§ 1

The General Meeting of Orbis S.A. Shareholders hereby grants consent for the sale of real properties comprising land located in Szczecin at 18 Jana Matejki street, i.e. the title to perpetual usufruct of real properties comprising land – plots of land nos. 9/4 and 9/11, with a total area of 9,661 square meters and the ownership title to the building of the „Neptun" hotel developed thereon, for which the District Court in Szczecin, XII Land and Mortgage Registry Division keeps the land and mortgage register no. KW SZ1S/00082806/0 as well as the title to perpetual usufruct of real properties comprising land – plots of land nos. 12/13 and 12/14, with a total area of 301 square meters, for which the District Court in Szczecin, XII Land and Mortgage Registry Division keeps the land and mortgage register no. KW SZ1S/00088056/9, on terms, date and for the net price not lower than PLN 30,000,000, negotiated by Orbis S.A. Management Board.

§ 2

The resolution shall come into force on the date of its adoption.

Draft resolution regarding item 7 of the agenda:

Resolution no. ....
concerning sale of real property comprising land located in Łódź at 72 Piotrkowska street, i.e. the title to perpetual usufruct of the plot of land and the ownership title to the building of the „Grand" hotel.

Acting by virtue of Article 393 point 4 of the Commercial Companies and Partnerships' Code and § 29 section 2 of Orbis S.A. Statutes, it is hereby resolved as follows:

§ 1

The General Meeting of Orbis S.A. Shareholders hereby grants consent for the sale of real property comprising land located in Łódź at 72 Piotrkowska street, i.e. the title to perpetual usufruct of real property comprising land – plot of land no. 109/1, with a total area of 3,462 square meters and the ownership title to the building of the „Grand" hotel developed thereon, for which the District Court in Łódź-Śródmieście, XVI Land and Mortgage Registry Division keeps the land and mortgage register no. KW LD1M/00102070/0, on terms, date and for the net price not lower than PLN 30,000,000, negotiated by Orbis S.A. Management Board.

§ 2

The resolution shall come into force on the date of its adoption.

In connection with § 3 section 2 of the Regulation of the Minister of Finance dated October 19, 2005, concerning current and interim information to be published by issuers of securities (official journal "Dz.U." No. 209, item 1744), we additionally inform that with a view to streamline the procedures within the frame of implementing the Orbis S.A. strategy, the Orbis S.A. Supervisory Board on its own initiative recommends to the Company's Shareholders' Meeting to amend § 13 section 11 points 1 & 2 and § 29 section 2 of the Statutes to the extent which exceeds the scope of amendments published in the *Monitor Sądowy i Gospodarczy* daily of 2007, No. 206, item 13147 *(Resolution no. 8/VII/2007 dated October 30, 2007, concerning opinion as regards amendment of Orbis S.A. Statutes).*
The content of the amendments to the Statutes recommended by the Supervisory Board has been analyzed at the meeting of the Management Board on November 6, 2007, and then accepted, hence the content of the draft resolution regarding item no 5 of the agenda published hereinabove is in line with the recommendations of the Orbis S.A. Supervisory Board.

END